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                                                                     EXHIBIT 4.7

                                 CONFIDENTIAL

February 8, 2000


[Employee/Consultant]
GlobalSCAPE, Inc.

     Re:  GlobalSCAPE, Inc. 1998 Stock Option Plan

Dear [Employee/Consultant]:

  On _____________, 1999 you and GlobalSCAPE, Inc. signed a letter under which GlobalSCAPE granted you an option to purchase [_______] shares of GlobalSCAPE for $0.10 per share, with the Option vesting over a three year period (the "Option").

  GlobalSCAPE would like to offer shares of its common stock to the public to raise money to finance its future growth. I have described to you the steps involved in completing the offering. To facilitate this transaction GlobalSCAPE would like to satisfy its obligations under the Option at this time. Therefore, in exchange for your agreement that GlobalSCAPE may cancel your Option, GlobalSCAPE will pay you $1000 now, and agree to issue you [_______] shares of GlobalSCAPE common stock at the time the offering is closed.

  GlobalSCAPE has two reasons for making this offer.

  First, we have to plan and budget carefully in order to complete all the steps necessary to close the offering. The steps we take depend on whether there are any shareholders of GlobalSCAPE other than American TeleSource International, Inc. If you were to exercise any part of your Option during the time leading up to the offering it would be difficult for us to revise our plans and still close the offering within the time frame that we believe is desirable.

  Second, as I described to you, one step of the financing plan will be to increase the number of shares of GlobalSCAPE common stock so that there will be enough shares outstanding to create a viable public market. Taken by itself, the change in the number of shares might trigger an adjustment to your Option under the Plan and the letter granting your Option (See Section 5 of the Plan, and
                                                  ---------
Section 9 of the letter). Since the change in the number of shares is part of a
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single plan of financing, GlobalSCAPE does not believe an adjustment is required. However, it is important that there never be any ambiguity on the
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basic issue of who is entitled to how many shares of GlobalSCAPE. If you accept our offer and your Option is cancelled, these provisions (and all the other provisions of the Plan and the letter) are no longer in effect and we will not have to worry that someone will make a claim for an adjustment at some point in the future.

  We believe this transaction is in GlobalSCAPE's best interest, and in your personal interest as well since it will result in a public market for GlobalSCAPE's shares.
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  If you agree to the cancellation of your Option as described in this letter, please sign below where indicated and return a signed copy of this letter to me. If we have not completed the offering by August 31, 2000 (or if we decide not to proceed with the offering prior to that time) then you can keep the $1000, and your Option will be reinstated as if you have not signed this letter.

  We must stress again that this proposed transaction is confidential at this time. If you discuss this transaction prior to the time that a public announcement is made, you may subject yourself and others to serious liability. By signing this letter, you agree that you will not discuss the proposed transaction with anyone until announcement is made.

  This letter is the final and complete agreement between you and GlobalSCAPE with respect to your Option, and replaces any prior agreements, discussions or understandings, written or oral, between you and GlobalSCAPE.

                                   Sincerely,



                                   GlobalSCAPE, Inc.

                                   By: Sandra Poole-Christal, President

Agreed:


__________________________
Name: [Employee/Consultant]

Date:_______________